Exhibit 99.1

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

Period from January 1, 2014 through August 7, 2014

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

Period from January 1, 2014 through August 7, 2014

INDEPENDENT AUDITOR’S REPORT

To Management and the Board of Directors of

SPTS TECHNOLOGIES GROUP LIMITED

We have audited the accompanying consolidated financial statements of SPTS Technologies Group Limited (the “Company”) and its subsidiaries, which comprise the consolidated balance sheet as of August 7, 2014 and the related consolidated statements of operations, capital deficiency and cash flows for the period from January 1, 2014 through August 7, 2014.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries at August 7, 2014, and the results of their operations and their cash flows for the period from January 1, 2014 to August 7, 2014 in accordance with accounting principles generally accepted in the United States of America.

Tel Aviv, Israel	Kesselman & Kesselman
June 9, 2016	Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED BALANCE SHEET

August 7, 2014
U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$8,309
Accounts receivable	32,428
Prepaid expenses and other current assets	8,023
Inventories	49,108

Total current assets	97,868

PROPERTY, PLANT AND EQUIPMENT, net	25,160

OTHER INTANGIBLE ASSETS, net	23,759

GOODWILL	72,684

Total assets	$219,471

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED BALANCE SHEET (continued)

August 7, 2014
U.S. dollars in thousands
Liabilities and capital deficiency
CURRENT LIABILITIES:
Current maturities of long-term loans	$11,764
Accounts payable and accruals:
Trade	17,270
Other	10,877
Deferred income	8,850

Total current liabilities	48,761
LONG-TERM LIABILITIES:
Long term loans	35,000
Shareholders loans	127,742
Deferred income taxes	6,861
Other tax liabilities	780
Other long term liabilities	1,990

Total long-term liabilities	172,373

COMMITMENTS AND CONTINGENT LIABILITIES (see Note 6):
Total liabilities	221,134

CAPITAL DEFICIENCY:
Share capital	10
Additional paid-in capital	1,989
Accumulated deficit	(3,662)

Total equity	(1,663)

Total liabilities and capital deficiency	$219,471

The accompanying notes are an integral part of the financial statements.

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS

Period from January 1, 2014 through August 7, 2014
U.S. dollars in thousands
REVENUES:
Sale of products	$49,779
Services rendered	25,274

75,053

COST OF REVENUES:
Cost of products sold	24,387
Cost of services rendered	16,387

40,774

GROSS PROFIT	34,279

RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	13,106
Less - government participations	(110)

NET RESEARCH AND DEVELOPMENT COSTS	12,996
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	25,034

OPERATING LOSS	(3,751)
INTEREST EXPENSES	(11,749)
OTHER FINANCIAL INCOME, net	1,551

LOSS BEFORE TAXES ON INCOME	(13,949)
INCOME TAX EXPENSE	(1,250)

NET LOSS	$(15,199)

The accompanying notes are an integral part of the financial statements.

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN CAPITAL DEFICIENCY

	Share capital		Additional paid-in capital
	Number of shares	Amount		Accumulated deficit	Total capital deficiency
		U.S. dollars in thousands
BALANCE AT JANUARY 1, 2014	999,573	$10	$1,989	$11,537	$13,536
Period from January 1, 2014 through August 7, 2014:
Net loss				(15,199)	(15,199)

BALANCE AT AUGUST 7, 2014	999,573	$10	$1,989	$(3,662)	$(1,663)

The accompanying notes are an integral part of the financial statements.

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

Period from January 1, 2014 through August 7, 2014
U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(15,199)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	8,170
Deferred income taxes	(1,262)
Changes in operating assets and liabilities:
Decrease in accounts receivable	7,651
Decrease in prepaid expenses and other current assets	3,651
Increase (decrease) in accounts payable and accruals:
Trade	1,424
Deferred income	(3,249)
Accrued interest	8,965
Other	1,467
Decrease in inventories	(4,762)

Net cash provided by operating activities	6,856

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(5,400)

Net cash used in investing activities	(5,400)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan	(5,810)

Net cash used in financing activities	(5,810)

NET DECREASE IN CASH AND CASH EQUIVALENTS	4,354

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	12,663

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$8,309

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General

(i)	Nature of operations

SPTS Technologies Group Ltd. (the “Company” or “SPTS”) is a U.K.-based corporation, which, together with its subsidiaries, is principally engaged in the design, development, manufacture, marketing and servicing of etch, physical vapor deposition (“PVD”), chemical vapor deposition (“CVD”) and thermal processing equipment for use in the manufacture of micro-electro-mechanical systems, advanced semiconductor packaging, power, radio frequency and high brightness light emitting diode devices.

(ii)	Accounting principles

These consolidated financial statements at August 7, 2014, and the results of operations and cash flows for the period from January 1, 2014 through August 7, 2014 have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America. The purpose of these financial statements is to meet the reporting requirements of the Company’s ultimate parent, Orbotech Ltd., pursuant to Rule 3-05 of Regulation S-X of the Securities Act of 1933.

(iii)	Functional currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the United States dollar (the “Dollar”).

Monetary accounts maintained in currencies other than the Dollar are re-measured using the representative foreign exchange rate on the date of the balance sheet. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency re-measurement are recorded in financial expenses - net, as appropriate.

(iv)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of those judgments can be subjective and complex, and, consequently actual results may differ materially from those estimates and assumptions.

b.	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries.

Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales not yet realized outside of the Company and its subsidiaries have also been eliminated.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Cash and cash equivalents

The Company considers all highly liquid investments including cash and short-term bank deposits that are not restricted as to withdrawal or use and the period to maturity of which does not exceed three months at the time of investment, to be cash equivalents.

d.	Concentration of credit risks and allowance for doubtful accounts

As of August 7, 2014, most of the Company’s cash and cash equivalents were deposited with major European, United States and Far Eastern banks. The Company is of the opinion that the credit risk in respect of these balances is not material.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in certain economies, the Company may require letters of credit from banks.

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

e.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows: components, products in process and finished products - on the weighted average basis; and labor and overhead - on the basis of actual manufacturing costs assuming normal manufacturing capacity.

Inventories are written-down for estimated excess and obsolescence, based on assumptions about future demand and market conditions. Once written-down, a new lower cost basis for that inventory is established.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Property, plant and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

Annual rates of depreciation are as follows:

%
Machinery and equipment	10-20
(mainly 20)
Leasehold improvements	Over the term of the lease (mainly 10)
Building	2
Office furniture and equipment	10-33
Computer equipment	20-33
Vehicles	15-20

g.	Other intangible assets

Acquired intangible assets are presented at cost, net of accumulated amortization and impairments. These intangible assets consist primarily of intellectual property and customer relations and are being amortized mostly over periods of five to seven years.

h.	Impairment of long-lived assets

Long-lived assets, including definite life intangible assets, held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values.

i.	Goodwill

Goodwill is not amortized, but rather tested for impairment annually, as of September 30 of each year, or whenever events or circumstances present an indication of impairment, by assessing the fair value of the Company’s various reporting units.

The goodwill impairment test is applied by performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is considered not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. Otherwise, goodwill impairment is tested using a two-step approach.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. The second step involves calculating the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

j.	Revenue recognition

The Company recognizes revenue from the sale of products to end users upon delivery, provided that appropriate documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee or sale price is fixed or determinable and collectability is reasonably assured. The Company, in the normal course of business, provides a right of return to its customers; however, this right has never been enacted by any of its customers. Installation and training are not essential to the product capabilities as they do not require specialized skills and can be performed by other vendors.

The Company’s revenue arrangements contain multiple elements, such as product and installation service. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the value of the services expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue when performed.

When a sales arrangement contains multiple elements, such as product installation, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, and otherwise is based on third party evidence (“TPE”) or on the relative estimated selling price (“ESP”) if neither VSOE nor TPE is available. Because of the nature of its products, the Company generally utilizes the ESP.

The determination of ESP involves consideration of several factors based on the specific facts and circumstances of the arrangement. Specifically, the Company considers the cost to produce the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar parts in different geographical regions, its ongoing pricing strategy and policies and other economic conditions and trends.

In the case of delivery of newly developed products or technologies, revenue is deferred until acceptance is received.

Service revenue in respect of the Company’s products is recognized ratably over the contractual service period or in a fee for services arrangement, as services are performed.

The Company recognizes revenues net of value added tax.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Warranty

The Company provides for the estimated cost of warranty when revenue is recognized. Estimated warranty costs are determined by analyzing specific product, current and historical configuration statistics and regional warranty support costs. The Company’s warranty obligation is affected by product and component failure rates, material usage and labor costs incurred in correcting product failures during the warranty period. If actual warranty costs differ substantially from the Company’s estimates, revisions to the estimated warranty liability would be required.

l.	Research and development

Research and development expenses, which consist mainly of labor costs, materials and subcontractors, are expensed as incurred. Pre-payments for goods or services that will be used or rendered for future research and development activities are deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. Government funding for development of approved projects is recognized as a reduction of expenses as the related cost is incurred. The Company is not required to pay royalties on sales of products developed using government funding.

m.	Shipping and handling costs

Shipping and handling costs are classified as a component of cost of revenues.

n.	Income taxes

(i)	Deferred income taxes

Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of temporary differences between the financial accounting and tax bases of assets and liabilities and on the tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized.

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of these non-U.K. subsidiaries has not been provided for in these financial statements as it is the Company’s policy permanently to reinvest the subsidiaries’ earnings and to consider distributing dividends only when this can be facilitated in connection with a specific tax or other opportunity that may arise.

Tax liabilities which would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold, and not to realize, these investments.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

(ii)	Uncertain tax positions

The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within income tax expense. Such liabilities are classified as long-term, unless the liability is expected to be resolved within twelve months from the balance sheet date. The Company presents unrecognized tax benefits as a reduction to deferred tax asset where a net operating loss, a similar tax loss, or a tax credit carryforward exists, when settlement in this manner is available under the applicable tax law.

o.	Derivative financial instruments

The Company uses financial instruments and derivatives to hedge certain anticipated transactions which are probable and are expected to be denominated in non-Dollar currencies.

All derivative instruments are recognized in the balance sheet at their fair value. On the date that the Company enters into a derivative contract it designates the derivative, for accounting purposes, as either a hedging instrument or a non-hedging instrument.

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the spot component are recorded in other comprehensive income, as ‘gains (losses) in respect of derivative instruments designated for cash flow hedge, net of taxes’ and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, and hedge components such as time value, excluded from assessment of effectiveness testing, are recognized immediately in the statement of operations among ‘financial expenses - net’.

Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statement of cash flows in the same category as that of the hedged item. Cash flows from other economic derivatives remain part of cash flows from operating activities. As of August 7, 2014 there were no derivative financial instruments outstanding.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - INVENTORIES:

August 7, 2014
$ in thousands
Raw material	24,858
Work in process	12,988
Finished products	11,262

49,108

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of assets

Composition of assets, grouped by major classifications, is as follows:

August 7, 2014
$ in thousands
Cost:
Machinery and equipment	19,891
Leasehold improvements	945
Land and buildings	8,368
Office furniture, equipment	368
Computer equipment	7,323
Vehicles	27
Assets under construction	4,552

41,474
Less - accumulated depreciation and amortization	16,314

25,160

b.	Depreciation and amortization

Depreciation and amortization expenses totaled $2,836,000 in the period from January 1, 2014 through August 7, 2014.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - OTHER INTANGIBLE ASSETS:

Other intangible assets are composed as follows:

August 7, 2014
$ in thousands
Cost:
Intellectual property	22,811
Customer relations	26,146
Trade name	2,234

51,191
Less:
Accumulated amortization	27,432

23,759

Amortization of other intangible assets totaled $5,334,000 in the period from January 1, 2014 through August 7, 2014.

Estimated amortization expense for the periods stated below is as follows:

$ in thousands
Period from August 7 to December 31 2014	3,810
Year ending December 31:
2015	9,348
2016	6,403
2017	3,332
2018	866

23,759

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LONG-TERM AND SHAREHOLDER LOANS:

a.	Composition

August 7, 2014
$ in thousands
Bank loans:
Term Loan A	11,764
Term Loan B	35,000

46,764

Less – current maturities	11,764

35,000

b.	Shareholder loans

i.	$95,047,000 unsecured redeemable loan notes ultimately payable to Bridgepoint Europe IV (Nominees) Limited. These notes had an applicable interest rate of 10.1% and were issued on June 27, 2011. Interest accrued to August 7, 2014 was $24,571,000.

The above loan notes were listed on the Channel Island Stock Exchange and as such were freely tradable. The loan notes were repayable on June 30, 2020.

ii.	$4,953,000 unsecured redeemable loan with Sumitomo Precision Products Co., Ltd. These notes were issued on August 1, 2011 with a principal value of $8.7 million. The discount was amortized over the term of the notes using the straight line method. As of August 7, 2014, the value of the balance of the notes was $8,124,000.

c.	Bank loans

On May 31, 2012, the Company entered into a Facilities Agreement (the “Facility”) with Barclays Bank PLC and HSBC Bank PLC, pursuant to which the Company received bank funding of $70 million to finance a repayment of certain shareholder loans. The Facility was split equally between two loans, loan A and loan B. Loan A of $35 million was repayable in semi-annual installments over a 3 year period ending on May 31, 2015 and attracted an interest rate of up to 2.5% above LIBOR. Loan B of $35 million was repayable in a single installment on May 31, 2016 and attracted an interest rate of up to 3.0% above LIBOR. Interest payments were made quarterly for both loans.

As a condition of the Facility, the Company provided security to the lenders: a floating charge on all of its assets, a fixed charge on the Company’s real estate and certain share pledges over material subsidiaries.

Upon the acquisition of the Company by Orbotech Ltd. (see Note 13, Subsequent Events) the loans were fully repaid.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LONG-TERM AND SHAREHOLDER LOANS (continued):

In the period from January 1, 2014 through August 7, 2014, the Company repaid $5.8 million principal amount of the Facility.

d.	Future principal payments as of August 7, 2014, were as follows :

$ in thousands
Period from August 7 to December 31 2014	5,810
Year ending December 31:
2015	5,954
2016	35,000
2017
2018
2019
2020	127,742

174,506

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Lease commitments

Some of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. At August 7, 2014, the lease agreements for these premises expire on various dates between 2014 and 2018.

Minimum lease commitments of the Company and its subsidiaries under operating leases, at rates in effect on August 7, 2014, were as follows:

$ in thousands
Period from August 7 to December 31 2014	15
Year ending December 31:
2015	369
2016	567
2017	181
2018	59

1,191

Rental expenses totaled $782,000 in the period from January 1, 2014 through August 7, 2014.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

b.	Contingent liabilities

(i)	Intellectual Property

The Company has in the past received and may receive in the future notifications from customers with respect to possible indemnification or other action by the Company in connection with intellectual property claims resulting from use of the Company’s products. The Company typically undertakes, subject to various contractual conditions and other limitations, to defend intellectual property claims against customers arising from the purchase and use of its products. The Company’s obligations under these agreements generally provide that the Company may, at its option, either obtain the right to continue using the products or modify them and, in some cases, take back the products with a refund to the customer. To date, no demands have been made by customers seeking indemnification against the Company with respect to intellectual property claims.

(ii)	Litigation

From time to time, the Company is involved in other claims and legal and administrative proceedings that arise in the ordinary course of business. Based on currently available information, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations. However, litigation and administrative proceedings are subject to inherent uncertainties and the Company’s view of these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on the Company’s financial position and results of operations for the period in which it occurs, and potentially in future periods.

c.	Restrictions on the Company’s assets

See Notes 5(c).

d.	Guarantees

At August 7, 2014, the Company had given guarantees of $2.0 million in respect of deferred duty in the normal course of trade. There is no expiry on this guarantee.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY:

Outstanding shares at August 7, 2014

	Number of $0.01 par value Ordinary Shares	$ in thousands
A Ordinary shares	437,450	4
B Ordinary shares	238,833	3
C Ordinary shares	102,099	1
Deferred shares	221,191	2

	999,573	10

Each outstanding share allows for one voting share and the ability to receive dividends if and when declared. The A, B and C Ordinary Shares rank pari passu in terms of dividends and voting rights.

The deferred shares arose through the conversion of A Ordinary shares and C Ordinary shares as a result of the operation of a ratchet mechanism contained within the Article of Association.

NOTE 8 - TAXES ON INCOME:

a.	Applicable tax rates

(i)	Income of U.K companies

In calculating the Company’s corporation tax charge, relief has been taken under the UK’s Patent Box regime which enables companies to apply a lower rate of corporation tax to profits generated from its patented products. This lower corporation tax rate is currently 10%. Income not eligible for benefits under the Patent Box regime is taxed at the corporate tax rate of 21.4%

(ii)	Income of non-U.K. subsidiaries

Non-U.K. subsidiaries are taxed according to the tax laws in their countries of residence. Certain subsidiaries operate in several jurisdictions outside U.K., some of which benefit from tax incentives such as reduced tax rates, investment tax credits and accelerated deductions. If earnings are distributed to the U.K. in the form of dividends or otherwise, the Company may be liable to additional U.K. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The Company’s management has determined not to distribute any amounts of its undistributed income as a dividend if such distribution would result in a tax liability. The Company intends to reinvest the amount of such profits; accordingly, no deferred income taxes have been provided for.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TAXES ON INCOME (continued):

b.	Deferred income taxes

August 7, 2014
$ in thousands
Carryforward tax losses	2,910
Intangible assets	(6,177)
Other	(684)

(3,951)
Less – valuation allowance*	(2,910)

(6,861)

*	The changes in the valuation allowance are comprised as follows:

Period from January 1 through August 7, 2014
$ in thousands
Balance at beginning of period	3,082
Reductions during the period	(172)

Balance at end of period	2,910

c.	Taxes on income included in the statements of operations

Period ended August 7, 2014
$ in thousands
Current:
U.K.	2,002
Non-U.K.	510

2,512

Deferred:
U.K.	(1,262)

Total income taxes expense	1,250

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TAXES ON INCOME (continued):

The main reconciling items between the statutory corporate tax rate applicable to U.K. corporations and the actual tax expense for the reported period are the benefits under the Patent Box regime as described above, the different tax rates applicable to non-U.K. subsidiaries as well as certain permanent differences and non-deductible expenses.

d.	Tax assessments

The Company files income tax returns in multiple jurisdictions having varying statutes of limitations. For the various tax years through 2008, the Company and most of its subsidiaries have either received final tax assessments or the applicable statute of limitations rules have become effective. Open tax years in the following major jurisdictions are: United Kingdom - 2011 and onwards; United States - 2009 and onwards.

e.	Uncertain tax positions

As of August 7, 2014, the Company has a provision in the total amount of $780,000 for unrecognized tax benefits, classified as a long term liability. During the period from January 1, 2014 through August 7, 2014 there was an increase of $451,000 in unrecognized tax benefits as a result of tax positions taken during the period.

NOTE 9 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates. The Company uses financial instruments and derivatives to hedge certain future cash flows in connection with payroll and related expenses and anticipated probable transactions which are expected to be denominated in non-Dollar currencies.

The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major European banks, the Company does not expect any counterparties to fail to meet their obligations. The Company does not require or place collateral with respect to these financial instruments. The Company does not hold or issue derivatives for trading purposes.

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually close or identical to their carrying amounts. The fair value of non-current other receivables and long-term liabilities, including long term and shareholders loans, also approximates the carrying amounts, since they bear interest at rates close to prevailing market rates.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

Substantially all of the Company’s cash and cash equivalents bear interest. The annual interest rates as of August 7, 2014 ranged up to 0.05%.

b.	Prepaid expenses and other current assets

August 7, 2014
$ in thousands
Employees	11
Prepaid expenses	2,395
Deposits in respect of rent and other	177
Debt issuance costs	1,525
Government departments and agencies (mainly value added tax refundable)	2,057
Advance payments to suppliers	226
Sundry	1,632

8,023

c.	Accounts payables and accruals - other

August 7, 2014
$ in thousands
Employees and employee institutions	2,267
Government departments and agencies	3,130
Accrued expenses	5,173
Sundry	307

10,877

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

d.	Provision for warranty

The changes in provision for warranty were as follows:

Period from January 1 through August 7, 2014
$ in thousands
Balance at beginning of year	2,422
Additions	701
Deductions	(1,439)

Balance at end of period	1,684

NOTE 11 - MAJOR CUSTOMERS:

No customer accounted for more than 10% of the Company’s total revenues during the period from January 1, 2014 through August 7, 2014.

NOTE 12 – RELATED PARTY TRANSACTIONS:

Period ended August 7, 2014
$ in thousands
Related parties transactions included in:
Selling, general and administrative	162
Finance expenses	6,865

Period ended August 7, 2014
$ in thousands
Balances with related parties (included in Shareholders loans)	119,618

NOTE 13 – SUBSEQUENT EVENTS

On August 7, 2014, Orbotech Ltd. acquired 100% of the outstanding shares and assumed the outstanding debts of the Company, for total consideration of $375.1 million.